Peter A. Lacroix, P.Eng.

#300, 4940 Canada Way, Burnaby, BC, Canada V5G 4M5
Tel: 604-293-2800
Fax: 604-291-6163
Email: lacroixp@amcl.ca

CERTIFICATE OF AUTHOR

I, Peter A. Lacroix, P.Eng. do hereby certify that:

1.	I am a consulting mining engineer and principal mining consultant of Associated Mining Consultants Ltd. with offices at #300, 4940 Canada Way, Burnaby, British Columbia, Canada V5G 4M5;

2.	I am a graduate of the University of Alberta with a Bachelor of Science in Mining Engineering with Distinction 1983, and has practised my profession continuously since 1983;

3.
I am a professional engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (APEGBC) and the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (NAPEGG);

4.	I have worked as a mining engineer for a total of 21 years since my graduation from university;

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

6.
I am responsible for the preparation of the technical report entitled “Update on Resources, Galore Creek Project, British Columbia” and dated June 3, 2004 (the “Technical Report”) relating to the Galore Creek property. I visited the Galore Creek property on October 14, 2003 for 2 days;

7.	I have had no involvement with the property that is the subject of the Technical Report prior to my visit in October 2004;

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101;

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd day of June, 2004.

"Peter A. Lacroix"
Peter A. Lacroix, P. Eng.